DC

No Act
P.E. 12-9-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03004544

January 7, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-7-2003

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Hewlett-Packard Company
Incoming letter dated December 9, 2002

Dear Mr. Mueller:

This is in response to your letter dated December 9, 2002 concerning the shareholder proposal submitted to Hewlett-Packard by Miriam M. Reik. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 17 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Miriam Reik, PhD
760 West End Avenue
New York, NY 10025

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 9, 2002

RECEIVED
2002 DEC 10 AM 11:27
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 38126-00481

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Miriam M. Reik*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Hewlett-Packard Company ("HP"), a Delaware corporation, to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareowners (collectively, the "2003 Proxy Materials") a shareowner proposal (the "Proposal") received from Ms. Miriam M. Reik (the "Proponent"). The Proposal requires HP to: (i) relocate or close its offices that are currently located in Israel, (ii) divest itself of any land owned in Israel and (iii) send letters to the prime minister and leaders of Israel's Knesset explaining that HP cannot continue to maintain a presence in Israel while, in the words of the Proponent, the government ignores United Nations Resolutions and violates international human rights standards in its occupation of Palestinian territories. The Proposal is attached hereto as Exhibit A.

On behalf of our client we hereby notify the Division of Corporation Finance of HP's intention to exclude the Proposal from the 2003 Proxy Materials on the bases set forth below, and we respectfully request the staff of the Division of Corporation Finance (the "Staff") to concur in our view that the Proposal is excludable, or in the alternative, requires revision pursuant to the following rules:

1. Rule 14a-8(i)(5), because the Proposal relates to operations that are financially *de minimis* and are not otherwise significantly related to HP's business;

2. Rule 14a-8(i)(7), because the Proposal deals with a matter relating to HP's ordinary business operations;

3. Rule 14a-8(i)(3), because the Proposal contains many false and misleading statements in violation of Rule 14a-9;

4. Rule 14a-8(i)(1), because the Proposal is not a subject for action by the shareowners of HP under the Delaware General Corporation Law (the "DGCL");

5. Rule 14a-8(i)(6), because HP lacks the power or authority to implement the Proposal; and

6. Rule 14a-8(i)(2), because the Proposal, if implemented, would cause HP to violate federal law.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing her of HP's intention to omit the Proposal from the 2003 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before HP files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

ANALYSIS AND BASES FOR EXCLUSION

1. The Proposal Violates Rule 14a-8(i)(5) Because it Relates to Operations Which Account for Less than 5 Percent of HP's Total Assets, Net Earnings and Gross Sales, and is Not Otherwise Significantly Related to HP's Business

Rule 14a-8(i)(5) permits exclusion of a proposal which relates to operations which (i) account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, (ii) account for less than 5 percent of its net earnings for the most recent fiscal year, (iii) account for less than 5 percent of its gross sales for its most recent fiscal year and (iv) is not otherwise significantly related to the company's business.

HP's operations in Israel are *de minimis*. Its operations that can be identified as related to Israel account for less than one percent of its assets at the end of its most recent fiscal year, under 3.5% of its net earnings (net loss) for its most recent fiscal year and approximately 0.1% of its net revenues for its most recent fiscal year. HP has no future plans that will significantly alter these percentages. As such, the relation of the Proposal to HP's operations does not meet any of the economic tests provided by Rule 14a-8(i)(5).

The Proposal also relates to operations of HP which are not otherwise significantly related to HP's business. The Staff has found that proposals regarding divestment from Israel are not otherwise significantly related to a company's business. *See American Telephone and Telegraph*

Co. (avail. Jan. 30, 1992); *Motorola, Inc.* (avail Feb. 21, 1995). In *American Telephone and Telegraph Co.* the proposal at issue requested the company's board of directors "take the necessary steps to phase out all sales of AT&T products and services to the state of Israel and Israeli businesses." The Staff, in permitting omission of the proposal noted (i) the company's revenue attributed to sales of products and services to Israel and Israeli businesses was a fraction of 1%, (ii) net income and assets attributable to such operations were substantially less than 1% and (iii) "the policy issue raised by the proposal, Israel's treatment of Palestinians, is not significant, and in fact is not related, to HP's business." Subsequently, the Commission declined a request to review the position taken by the Staff. Three years later, another shareowner proposal requested that the company's board establish a policy to prohibit the sale of products or provision of services to any settlement, including persons residing in those settlements, located in the "Occupied Territories" where Israeli settlements exist. *See Motorola, Inc.* (avail. Feb. 21, 1995). In again concurring with the exclusion of the proposal, the Staff explained that the company satisfied the economic tests and reiterated that "the policy issue raised by the proposal, Israeli settlements in the Occupied Territories, is not otherwise significantly related to the Company's business." As was the case in the situations referenced above, the Proposal does not evidence a significant connection between HP's *de minimis* operations in Israel and HP's business as a whole. Rather, the Proposal only addresses the general concerns of the Proponent.

Note also that while the Proposal is addressed to allegations that Israel has engaged in certain human rights violations, since HP began operating in Israel, it has never directly (or to its knowledge, indirectly) supported any of the alleged human rights violations. Because there is no evidence that HP's operations in Israel have contributed to or supported any of the purported actions, there appears to be absolutely no connection between HP's operations and the concern raised by the Proponent in the Proposal, whatsoever.

For the reasons set forth above, as well as the reasons set forth in HP's discussion of Rule 14a-8(i)(7) relating to its ordinary business operations and social policies, HP believes the Proposal may be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(5).

2. The Proposal Violates Rule 14a-8(i)(7) Because it Deals With a Matter Relating to HP's Ordinary Business Operations

Under well-established precedent, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to HP's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of the proposal – the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second consideration relates to the degree the proposal attempts to "mirco-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing

Exchange Act Release No. 12999 (Nov. 22, 1976)). This may occur where the proposal "seeks to impose specific time-frames or methods for implementing complex policies." Id.

The locations where HP chooses to conduct its business operations and the manner in which HP communicates and addresses these choices are matters of HP's ordinary business operations which do not raise significant social policy issues. These choices are exactly the type contemplated by Release No. 40018 as "fundamental to management's ability to run a company on a day-to-day basis."

Additionally, while the Staff has, in the past considered certain significant social policy issues appropriate for shareowner consideration, HP's choice to do business in Israel is not a significant social policy issue. As was argued by AT&T, "there has not developed with respect to the actions of Israel a significant level of shareholder concern, or indeed concern of people generally, that such actions are so morally reprehensible that continuing to do business in or with Israel amounts to support for such actions." *American Telephone and Telegraph Co* (avail. Jan. 30, 1992). A consensus on the legitimacy and necessity of the actions of the Israeli government has not emerged. This is especially true in light of the fact that the United States and Israel have been and continue to be allies, economically, politically and otherwise.

Even if HP's choice to maintain offices and hold land in Israel were, however, deemed to implicate a significant policy issue, the Proponent goes beyond merely addressing that issue and seeks to focus on the details of specific responses to the issue. While the Staff has considered certain significant social policy issues to be matters appropriate for shareowner vote, it has stated that the mere fact that a proposal is tied to a social issue will not alone remove it from the sphere of "ordinary business operations" for purposes of the ordinary business exception. *See E.I. du Pont de Nemours and Co.* (avail. Mar. 8, 1991) (finding a basis for exclusion where the a proposal dealt with timing, research and marketing decisions relating to phasing out CFC and halon production).

Here, the Proposal requires HP to relocate certain of its offices and divest itself of specific real estate holdings. The Proposal even goes so far as to require HP to send letters to specified members of Israel's government and dictates the language to be included in those letters from HP to explain the proposal. Regardless of the type of policy issue involved, a proposal requiring statements to be sent on company letterhead to specified persons with specified language clearly delves into the minutia of how a company manages its business affairs and therefore is excludable under Rule 14a-8(i)(7). Requiring HP to perform the aforementioned actions would "micro-manage" HP by forcing it to implement a prepackaged approach to the Proponent's concerns.

Although the Proposal seeks to have HP take various actions, the Staff has concurred that a proposal cannot circumvent the ordinary business exclusion by combining significant policy issues with ordinary business issues. *See Wal-Mart Stores, Inc. (*March 15, 1999) (here, based on Rule 14a-8(i)(7), the Staff said it would not recommend enforcement action if a proposal which requested the company to report on actions taken to ensure its suppliers would not use child or slave labor because one element of the proposal, regarding sustainable living operations, related to ordinary business operations). *See also* K-Mart Corp. (Mar. 12, 1999). On a consistent basis, the Staff also has not permitted revisions to be made to proposals that are excludable under the ordinary business exception. Note also that the Staff has consistently stated its position not to permit revisions to shareowner proposals under the ordinary business exception (other than shareowner proposals relating to executive and director compensation). *See, e.g., Z-Seven Fund, Inc.* (avail. November 3, 1999); *Chrysler Corporation* (avail. March 18, 1998); *Staff Legal Bulletin No. 14* (July 13, 2001).

Thus, because the Proposal delves into ordinary business matters, it is excludable in its entirety.

3. The Proposal Violates Rule 14a-8(i)(3) Because the Proposal is Materially False or Misleading in Violation of Rule 14a-9

A shareowner proposal may be excluded under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because many statements contained in the Proposal are either false or misleading, vague and indefinite or impugn character. As discussed below, the sheer number of statements that must be omitted or substantially revised renders the Proposal false and misleading as a whole. As stated in Staff Legal Bulletin No. 14, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareowner proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8." Because the Proposal constitutes the exact situation contemplated in the position stated above, it should be excluded in its entirety.

(a) Impugns Character

The Staff has in the past concurred that statements that impugn character, integrity or reputation or make charges concerning improper, illegal or immoral conduct without factual foundation are misleading and may be excluded under Rule 14a-8(i)(3). *See Philip Morris Cos. Inc.* (avail. Feb. 07, 1991). In *Philip Morris* the proposal at issue contained a resolution that the company "immediately cease contributing money or aiding in any way politicians, individuals, or organizations that advocate or encourage bigotry and hate". The Staff stated that it would not recommend enforcement action if the proposal was omitted because, among other things, the supporting statement contained statements that impugned character. In *Standard Brands* (avail. Mar. 12, 1975), the Staff concluded that it would not recommend enforcement action if a proposal was excluded from the company's proxy materials. The Staff explained that the supporting statement contained a reference to "economic racism" and noted that this reference "would seem to impugn the character, integrity and reputation of the company by implying, without the necessary factual support required by Rule 14a-9, that the company is one of those entities which would be prohibited under [a lawsuit] from further practicing economic racism."

The Proposal contains many unsupported assertions that are inflammatory and impugn the character of HP and the Israeli government:

- The Proposal states, without providing citations, that "[t]he Government of the State of Israel has also been condemned by Amnesty International, Human Rights Watch, B'tselem, Rabbis for Human Rights and similar organizations for numerous human rights violations against Palestinians . . . ."

- The recitals contained in the Proposal claim that the state of Israel has committed various human rights violations, "including extra-judicial assassinations, detention without charges, demolition of homes of innocent parties, torture of detainees, use of civilian 'human shields' by the Israeli military, excessive force and obstructing access to medical care and education."

- The claim is also made that HP "[supports Israel's] government directly and indirectly," insinuating that HP or its activities somehow directly support the alleged human rights violations. Again, no factual support for these assertions is provided.

These statements are highly inflammatory and gravely impugn the character of Israel and the Israeli government as well as HP, and yet no factual support for how and when these events occurred is provided.

(b) Subjective Determinations and Statements With No Citations or Factual Support

In the past, the Staff has permitted proposals that do not include sufficient citations or factual support to be excluded. For example, in *Kmart Corporation* (avail. Mar. 28, 2000), the Staff concluded it would not recommend enforcement action for exclusion of a proposal. There, the company noted that the proposal contained purported factual statements and quotations presented as facts or applicable law, many with obscure references or no citations to source materials. In *Standard Brands, Inc.* (avail. Mar. 12, 1975), the Staff also determined not to recommend enforcement action if the proposal in question was excluded from the company's proxy materials. That proposal, among other things, cited statistics without providing factual support. The Staff, noting that statements made in shareowner proposals should be accompanied by factual support so shareowners are not misled, specifically took issue with an assertion by the proponent that "gross corporate profits before taxes [ranged] from 8 to 14%" explaining that it was unclear whether the phrase included all corporate profits or just the company's profits.

The Staff also has concurred that statements violated Rule 14a-9 and should be revised where they contained subjective determinations and statements not accompanied by citations or factual support. In *UST Inc.* (avail Mar. 13, 2000), the Staff required a proposal to be revised to include factual support for various assertions. The Staff noted that if the proposal was not revised to include factual support within seven days, it could be excluded from the company's proxy materials. In *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) the Staff required a proponent to provide citations for certain statements in order to avoid exclusion of the proposal. There, the proponent ambiguously made reference to a "1997 report" and "one Colorado experiment".

The Proposal contains numerous conclusory assertions presented as fact, with no citations or factual support. For example:

- The Proposal asserts that "[t]he Government of the State of Israel currently stands in violation of numerous United Nations Resolutions" without providing any proof or factual support for this assertion.

- The Proposal also claims, without providing citations, that "[t]he Government of the State of Israel has also been condemned by Amnesty International, Human Rights Watch, B'tselem, Rabbis for Human Rights and similar organizations for numerous human rights violations against Palestinians . . ."

- The Proposal states that numerous organizations have condemned Israel for human rights violations including "extra-judicial assassinations, detention without charges, demolition of homes of innocent parties, torture of detainees, use of civilian 'human shields' by the Israeli military, excessive force, and obstructing access to medical care and education." The organizations that are purported to have made these statements are not identified in their entirety, and again, no support or authority is provided for these assertions.

- The claim is also made that HP "[supports Israel's] government directly and indirectly" yet no mention is made as to how this support is provided.

- Even the resolutions provided in the Proposal require HP's management to state in letters to members of the Israeli government that Israel's government "ignores U.N. Resolutions and violates international human rights standards . . . ." No support or authority is provided for these statements the Proposal would require HP to make.

Further, the statement that "similar organizations" have condemned Israel "for numerous human rights violations" is entirely unsubstantiated. Although it is presented as fact, the Proposal offers no support whatsoever for the claim. Presenting an unsupported statement that purports to represent the position of organizations "similar" to groups such as Amnesty International, may lead shareowners to place undue reliance on that unsupported statement, thereby materially misleading them. In *Boeing Company* (avail. Feb. 7, 2001), the Staff required a similar statement made by Mr. Chevedden to be deleted, and required the identification of unidentified parties referred to in another statement. That proposal stated "[m]any institutional investors believe that such trustees vote according to management's position" and [m]eanwhile management at the highest level of the company has stepped backwards according to the standards of many institutional investors." Boeing argued that these statements were materially false and misleading, and completely unsupported by documentation. The Staff agreed, requiring the deletion of the former statement and the inclusion of authority to specifically identify the institutional investors referenced in the latter statement. Accordingly, the statement that "similar organizations" have condemned the government of the state of Israel should be omitted, or the Proponent should identify the organizations to which it refers, with documentation supporting the Proponent's characterization of those organizations' position on this issue. *See also R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) (requiring the proponent to provide citations to a "report" and an "experiment" before they may be included in a proposal).

Because of the extent to which the Proposal contains false and misleading statements, vague and indefinite statements and statements that impugn character, we believe that it should be excluded in its entirety, consistent with Staff Legal Bulletin No. 14. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed above. In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions, whether submitted by the Proponent or any person purportedly acting on behalf of the Proponent, are subject to complete exclusion by HP if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when HP is attempting to finalize its proxy statement.

4. The Proposal Violates Rule 14a-8(i)(1) Because it is Not a Proper Subject for Action by Shareowners Under the Laws of the State of Delaware

The Proposal should be excluded in its entirety because it is not a proper subject for action by shareowners under the laws of Delaware, the jurisdiction of HP's organization, since it is phrased in mandatory rather than precatory language. Section 141(a) of the DGCL vests management of the business and affairs of HP in HP's Board of Directors (the "Board"), except as otherwise provided in Chapter 1 of the DGCL or HP's Certificate of Incorporation. Neither Chapter 1 of the DGCL nor HP's Certificate of Incorporation restricts the Board in away relevant to the requirements of the Proposal. In fact, Sections 122(4) and 122(8) of the DGCL specifically provide that every corporation has the power to make decisions concerning holding real estate and having offices and Section 3.1 of HP's Bylaws delegates the powers of HP to the Board.

Nevertheless, each resolution in the Proposal is phrased using mandatory language:

- The first resolution requires HP and its relevant subsidiaries to "relocate or close offices currently located in the state of Israel."
- The second resolution requires HP and its relevant subsidiaries to "divest itself [sic] of any land owned in Israel."
- The third resolution requires HP and its subsidiaries to "[s]end letters to the Prime Minister and and [sic] leaders of Israel's Knesset, explaining that [HP] cannot, as a corporate entity, continue to maintain a presence in Israel while the government ignores U.N. Resolutions and violates international human rights standards, in its occupation of Palestinian territories."

In sum, no discretion is given to HP and the Board whatsoever. As such, the Proposal, as it is drafted in mandatory rather than precatory terms, would require actions to be taken by HP that are reserved to the judgment and discretion of the Board under Delaware law.

The Staff has, in the past, permitted the exclusion of proposals phrased as binding on the company. In *Triarc Cos., Inc.* (avail. April 22, 1999), the Staff concluded that a proposal requiring the board of directors to engage a brokerage firm for the purpose of investigating the sale of a company was excludable as improperly limiting the authority of the board of directors. Alternatively, in Staff Legal Bulletin No. 14 (July 13, 2001), the Staff stated that "[w]hen a proposal would be binding on the company if approved by shareholders, [the Staff] may permit the shareholder to revise the proposal to a recommendation or a request . . . ." In *Bangor Hydro-Electric* (avail. Mar. 13, 2000), the Staff concluded that a proposal stating the company's board of directors "shall publish" certain information with respect to political contributions had to be revised as a recommendation or request. In *UST Inc.* (avail. Mar. 13, 2000), the Staff required revision of a proposal that required a board of directors committee to investigate the policies and procedures used in the placement of tobacco products in retail stores. In *Bangor Hydro-Electric* and *UST Inc.*, the Staff required revision, but also stated it would not recommend enforcement action to the Commission for exclusion of the proposals if not revised within seven calendar days.

For the reasons set forth above, HP believes the Proposal may be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, HP believes that the Staff should require the Proposal to be revised as a recommendation or request.

5. The Proposal Violates Rule 14a-8(i)(6) Because HP Lacks the Power or Authority to Implement the Proposal

The Proposal may be excluded or, in the alternative, should be revised under Rule 14a-8(i)(6) because HP lacks the power or authority to implement it. The Staff has previously permitted proposals to be excluded in similar circumstances. In *Bell Atlantic Corporation* (avail. Jan. 15, 1997), the company was permitted to exclude a proposal that mandated that the board of directors request a ruling from the Board of Governors of the Federal Reserve on the scheduling of shareowners' meetings. The company argued that the Board of Governors of the Federal Reserve did not have the power to issue the report in the first place, and that the request also required the compilation of a voluminous amount of data not readily accessible to the company.

As was argued by AT&T, "[i]t is difficult to see how a termination of sales and services to Israel and Israeli businesses could have any effect on the political and military conflict between Israel and the Palestinians. This is a problem that will continue to be dealt with by diplomatic initiatives of governments around the world. Even assuming that it would be appropriate for [the company] to take sides in this conflict, if it did so it would not have any effect on the problem." *American Telephone and Telegraph Co.* (avail. Jan. 30, 1992). The same can be said for HP closing its offices and divesting itself of its land located in Israel, as it is difficult to see how such actions can have any effect on the Israeli-Palestinian conflict.

For the reasons set forth above, the Proposal is excludable from the 2003 Proxy Materials as HP lacks the power or authority to implement the Proposal.

6. The Proposal Violates Rule 14a-8(i)(2), Because it Would, if Implemented, Cause HP to Violate Federal Law

The Proposal may violate Rule 14a-8(i)(2) because if implemented, it might cause HP to violate federal law. In response to the boycott of Israel advanced by various Arab League nations, the federal government enacted legislation prohibiting compliance with certain types of boycotts. *See* 15 C.F.R. § 760.2; 50 U.S.C. Appx. § 2407(a). In particular, the regulations (the "Export Administration Regulations") prohibit "refus[ing or knowingly agreeing to refuse] to do business with or in a boycotted country, with any business concern organized under the laws of a boycotted country, or with any other person, when such refusal is pursuant to an agreement with the boycotting country, or a requirement of the boycotting country, or a request from or on behalf of the boycotting country. 15 C.F.R. §760.2(a). Under the Export Administration Regulations, "[t]here need not be a specific offer and refusal to constitute a refusal to do business; a refusal may occur when a United States person has a financial or commercial opportunity and declines for boycott reasons to consider or accept it." Id.

If there is a link between the Proponent and a participant in the Arab League boycott, then implementation of the Proposal would cause HP to act at the behest of a boycotting country, and thus violate the Export Administration Regulations. The Staff may rely upon the foregoing statement regarding federal law as an opinion of counsel pursuant to Rule 14a-8(d) of the Exchange Act.

For the reasons set forth above, the Proposal may be excludable from the 2003 Proxy Materials as it may cause HP to violate federal law.

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from HP's 2003 Proxy Materials. In the alternative, we believe the Staff should require the Proposal to be revised as discussed above. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 955-8671, or Lynda M. Ruiz, HP's corporate counsel, at (650) 857-3760, if we can be of any further assistance in this matter.

Regards,

Ronald O. Mueller

EXHIBIT A

SHAREHOLDER PROPOSAL BY
MIRIAM M. REIK

Ms. Ann Baskins
Vice President and General Counsel,
Hewlett-Packard

Dec. 5, 2002

Dear Ms. Baskins:

I am a Hewlett-Packard shareholder and am writing to submit a proposal to appear on the company's proxy statement and proxy card for the next annual meeting. I hold in excess of the required $2000 worth of stock, I have held it continuously for over a year, and I intend to hold it until after the annual meeting. I shall provide evidence of the record of my holdings in the form of a letter from my broker under separate cover.

The proposal follows the end of this letter. Thank you.

Miriam M. Reik
760 West End Avenue
New York, NY 10025
(212) 222-5495

Shareholder Proposal:

Whereas, Hewlitt-Packard has investments in Israel, notably the HP Laboratory on the Technion campus of Haifa, and a Jetcaps office in Netanya, and has acquired further investments in Israel with its acquisition of Compaq, it is directly supporting the Israeli economy through taxes and fees and the government's policies through its presence,

Whereas,

The Government of the State of Israel currently stands in violation of numerous United Nations Resolutions, including
a. Security Council Resolution 242, which proclaimed the "inadmissibility of the acquisition of territory through war," referring to Israel's military occupation of the West Bank and Gaza strip in 1967, and
b. General Assembly Resolution 184 and 3236, which affirm the right of Palestinian refugees to "return to their homes and property from which they have been displaced and uprooted."

Whereas,

The Government of the State of Israel has also been condemned by Amnesty International, Human Rights Watch, B'tselem, Rabbis for Human Rights, and similar organizations for numerous human rights violations against Palestinians, including extra-judicial assassinations, detention without charges, demolition of homes of innocent parties, torture of detainees, use of civilian "human shields" by the Israeli military, excessive force, and obstructing access to medical care and education,

Whereas,

Hewlett-Packard currently operates in the State of Israel, supporting its government directly and indirectly;

Let it be Resolved that Hewlett-Packard and its relevant subsidiaries

1. Relocate or close offices currently located in the state of Israel
2. Divest itself of any land owned in Israel, and
3. Send letters to the Prime Minister and and leaders of Israel's Knesset, explaining that Hewlett-Packard cannot, as a corporate entity, continue to maintain a presence in Israel while the government ignores U.N. Resolutions and violates international human rights standards, in its occupation of Palestinian territories.

Respectfully Submitted,

Miriam M. Reik, PhD
760 West End Avenue
New York, NY 10025
(212) 222-5496

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 7, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated December 9, 2002

The proposal requires Hewlett-Packard to relocate or close its offices in Israel, divest itself of any land owned in Israel and send a letter regarding Israel's violations of U.N. resolutions and international human rights standards.

There appears to be some basis for your view that Hewlett-Packard may exclude the proposal under rule 14a-8(i)(5). In this regard, we note your representation that the amount of revenue, earnings, and assets attributable to Hewlett-Packard's operations in Israel is less than five percent and the proposal is not otherwise significantly related to Hewlett-Packard's business. Accordingly, we will not recommend enforcement action to the Commission Hewlett-Packard omits the proposal from its proxy materials in reliance on rule 14a-8(i)(5). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Hewlett-Packard relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor